Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period


             Beginning January 1, 2002 and Ending December 31, 2002

                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)


                           SUBSIDIARY  SERVICE COMPANY
                           ----------
                           ("Mutual" or "Subsidiary")


 Date of Incorporation April 21, 1949
                       --------------
 If not Incorporated, Date of Organization

 State or Sovereign Power Under Which Incorporated or Organized State of Alabama


 Location of Principal Executive Offices of Reporting Company
                           241 Ralph McGill Blvd., NE
                           Atlanta, Georgia 30308-3374

         Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                   Senior Vice                    241 Ralph McGill Blvd., NE
  W. Dean Hudson   Pres., Comptroller             Atlanta, Georgia 30308-3374
        (Name)     and Chief                             (Address)
                   Financial Officer
                     (Title)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:


                              THE SOUTHERN COMPANY

                      INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

     7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.



2

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
      ---------------------------------------------


                                                                              Schedule or                Page
      Description of Schedules and Accounts                                  Account Number             Number
      ---------------------------------------                                ---------------            ------


         COMPARATIVE BALANCE SHEET                                             Schedule I               4
         -------------------------

            SERVICE COMPANY PROPERTY                                           Schedule II              5

            ACCUMULATED PROVISION FOR DEPRECIATION
               AND AMORTIZATION OF SERVICE COMPANY
                    PROPERTY                                                   Schedule III             6

            INVESTMENTS                                                        Schedule IV              7

            ACCOUNTS RECEIVABLE FROM ASSOCIATE
               COMPANIES                                                       Schedule V               8

            FUEL STOCK EXPENSES UNDISTRIBUTED                                  Schedule VI              9

            STORES EXPENSE UNDISTRIBUTED                                       Schedule VII             10

            MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS                                                          Schedule VIII            11

            MISCELLANEOUS DEFERRED DEBITS                                      Schedule IX              12

            RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES                                                    Schedule X               13

            PROPRIETARY CAPITAL                                                Schedule XI              14

            LONG-TERM DEBT                                                     Schedule XII             15

            CURRENT AND ACCRUED LIABILITIES                                    Schedule XIII            16

            NOTES TO FINANCIAL STATEMENTS                                      Schedule XIV             17

         COMPARATIVE INCOME STATEMENT                                          Schedule XV              18
         ----------------------------

            ANALYSIS OF BILLING - ASSOCIATE
              COMPANIES                                                        Account 457              19

            ANALYSIS OF BILLING - NONASSOCIATE
               COMPANIES                                                       Account 458              20

            ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
               AND NONASSOCIATE COMPANIES                                      Schedule XVI             21


                                                                                                          3
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS  (Continued)
      ---------------------------------------------


                                                                              Schedule or                Page
      Description of Schedules and Accounts                                  Account Number             Number
      ------------------------------------                                   --------------             ------
            SCHEDULE OF EXPENSE BY DEPARTMENT OR
               SERVICE FUNCTION                                                Schedule XVII            22

            DEPARTMENTAL ANALYSIS OF SALARIES                                  Account 920              23

            OUTSIDE SERVICES EMPLOYED                                          Account 923              24

            EMPLOYEE PENSIONS AND BENEFITS                                     Account 926              25

            GENERAL ADVERTISING EXPENSES                                       Account 930.1            26

            MISCELLANEOUS GENERAL EXPENSES                                     Account 930.2            27

            RENTS                                                              Account 931              28

            TAXES OTHER THAN INCOME TAXES                                      Account 408              29

            DONATIONS                                                          Account 426.1            30

            OTHER DEDUCTIONS                                                   Account 426.5            31

            NOTES TO STATEMENT OF INCOME                                       Schedule XVIII           32

            ORGANIZATION CHART                                                                          33
            ------------------

            METHODS OF ALLOCATION                                                                       34
            ---------------------

            ANNUAL STATEMENT OF COMPENSATION FOR USE

               OF CAPITAL BILLED                                                                        35
               -----------------



4
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                     --------------------------------------

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                       ASSETS AND OTHER DEBITS                             AS OF DECEMBER 31
-------                       -----------------------                             -----------------
                                                                                  CURRENT      PRIOR
                                                                                  -------      -----
           SERVICE COMPANY PROPERTY
           ------------------------

    101        Service company property (Schedule II)                                238,255      251,202
    107        Construction work in progress (Schedule II)                               194        2,152
                                                                                     -------    ---------
                  Total Property                                                     238,449      253,354
                                                                                     -------      -------
    108        Less accumulated provision for depreciation
                  and amortization of service company
                  property (Schedule III)                                            108,060      131,362
                                                                                     -------      -------
                      Net Service Company Property                                   130,389      121,992
                                                                                     -------      -------

           INVESTMENTS
           -----------

    123        Investments in associate companies (Schedule IV)                         -            -
    124        Other investments (Schedule IV)                                         7,202        5,672
                                                                                     -------     --------
                  Total Investments                                                    7,202        5,672
                                                                                     -------     --------

           CURRENT AND ACCRUED ASSETS
           --------------------------

    131        Cash                                                                    5,237         -
    134        Special deposits                                                         -            -
    135        Working funds                                                            -               1
    136        Temporary cash investments (Schedule IV)                               14,100       95,500
    141        Notes receivable                                                         -            -
    143        Accounts receivable                                                   114,808       75,033
    146        Accounts receivable from associate
                  companies (Schedule V)                                             256,206      130,713
    152        Fuel stock expenses undistributed (Schedule VI)                          -            -
    154        Materials and supplies                                                  1,341        1,356
    163        Stores expense undistributed (Schedule VII)                              -            -
    165        Prepayments                                                            72,498       50,710
    174        Miscellaneous current and accrued assets (Schedule VIII)                2,548          166
                                                                                     -------      -------
                      Total Current and Accrued Assets                               466,738      353,479
                                                                                     -------      -------

           DEFERRED DEBITS
           ---------------

    181        Unamortized debt expense                                                  222          254
    184        Clearing accounts                                                         526           44
    186        Miscellaneous deferred debits (Schedule IX)                            29,432       16,783
    188        Research, development, or demonstration
                  expenditures (Schedule X)                                             -            -
    190        Accumulated deferred income taxes                                       8,071         -
                                                                                     -------      -------
                      Total Deferred Debits                                           38,251       17,081
                                                                                     -------      -------

                      TOTAL ASSETS AND OTHER DEBITS                                  642,580      498,224
                                                                                     =======      =======





                                                                                                                   4A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                             (Thousands of Dollars)

               SCHEDULE I - COMPARATIVE BALANCE SHEET (Continued)
               --------------------------------------

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL                           AS OF DECEMBER 31
-------               -----------------------------------                           -----------------
                                                                                    CURRENT      PRIOR
                                                                                    -------      -----
           PROPRIETARY CAPITAL
           -------------------

    201        Common stock issued (Schedule XI)                                         725          725
    211        Miscellaneous paid-in-capital (Schedule XI)                           (14,840)         150
    215        Appropriated retained earnings (Schedule XI)                             -              -
    216        Unappropriated retained earnings
                  (Schedule XI)                                                         -              -
                                                                                     -------      -------
                      Total Proprietary Capital                                      (14,115)         875
                                                                                     -------      -------

           LONG-TERM DEBT
           --------------

    223        Advances from associate companies (Schedule XII)                         -              -
    224        Other long-term debt (Schedule XII)                                    52,145       44,543
    225        Unamortized premium on long-term debt                                    -              -
    226        Unamortized discount on long-term debt-debit                             -              -
                                                                                     -------      -------
                      Total Long-Term Debt                                            52,145       44,543
                                                                                    --------     --------

           CURRENT AND ACCRUED LIABILITIES
           -------------------------------

    231        Notes payable                                                           8,280        8,154
    232        Accounts payable                                                      154,185       67,804
    233        Notes payable to associated companies
                  (Schedule XIII)                                                       -              -
    234        Accounts payable to associate companies
                  (Schedule XIII)                                                    111,434       67,448
    236        Taxes accrued                                                             622          780
    237        Interest accrued                                                          127          127
    238        Dividends declared                                                       -              -
    241        Tax collections payable                                                 4,388        2,428
    242        Miscellaneous current and accrued
                  liabilities (Schedule XIII)                                        165,772      136,484
                                                                                     -------      -------
                      Total Current and Accrued Liabilities                          444,808      283,225
                                                                                     -------      -------

           DEFERRED CREDITS
           ----------------

    253        Other deferred credits                                                159,742      169,581
    255        Accumulated deferred investment tax credits                              -              -
                                                                                     -------      -------
                      Total Deferred Credits                                         159,742      169,581
                                                                                     -------      -------


    282    ACCUMULATED DEFERRED INCOME TAXES                                            -              -
           ---------------------------------                                         -------      -------

                      TOTAL LIABILITIES AND PROPRIETARY
                        CAPITAL                                                      642,580      498,224
                                                                                     =======      =======


5
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                   SCHEDULE II
                                   -----------

                            SERVICE COMPANY PROPERTY
                            ------------------------

                                 BALANCE AT                                                       BALANCE AT
                                 BEGINNING                        RETIREMENTS        OTHER 1/      CLOSE OF
      DESCRIPTION                 OF YEAR        ADDITIONS         OR SALES          CHANGES         YEAR
      -----------                ----------      ---------        -----------        -------      -----------


SERVICE COMPANY PROPERTY
------------------------

Account
-------

301     ORGANIZATION                         -               -                -              -                -
303     MISCELLANEOUS
        INTANGIBLE PLANT                     -               -                -              -                -
304     LAND & LAND RIGHTS                   -               -                -              -                -
305     STRUCTURES AND
        IMPROVEMENTS                       2,103             -                -              -              2,103
306     LEASEHOLD
        IMPROVEMENTS                      17,076             825             (657)           (31)          17,213
307     EQUIPMENT 2/                      96,768           5,296          (34,141)           334           68,257
                  -
307     GATX CAPITAL LEASES 2/               -             8,858              -              -              8,858
                            -
307     MISC. CAPITAL LEASES 2/             -              5,317              -              -              5,317
                             -
308     OFFICE FURNITURE
        AND EQUIPMENT 2/                  23,850           1,646           (6,111)           (23)          19,362
                      -
309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT 2/                         775              48              (17)           -                806
                  -
310     AIRCRAFT AND
        AIRPORT EQUIPMENT 2/              53,395          17,913           (1,153)       (10,091)          60,064
                          -
311     OTHER SERVICE COMPANY
        PROPERTY 2/ 3/                    57,235           5,481           (6,102)          (339)          56,275
                 -  -                    -------         -------         --------        -------          -------

          SUB-TOTAL                      251,202          45,384          (48,181)       (10,150)         238,255
                                         -------         -------         --------        -------          -------

107     CONSTRUCTION WORK
        IN PROGRESS 4/                     2,152             194              -           (2,152)             194
                    -                    -------         -------         --------       --------          -------

          TOTAL                          253,354          45,578          (48,181)       (12,302)         238,449
                                         =======         =======         ========       ========-         =======


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
-

Re-classed two aircraft that were listed on the open market to a balance account
174-00013 Asset Held for Sale at their cost balance of (10,097). Transferred completed CWIP accounts to Software assets category for (2,152). Other charges in the amount of (53) include re-classes and adjustments to prior year assets.

( ) Denotes red figure

                             (Continued on Page 5A)


                                                                           5A
                              SCHEDULE II-CONTINUED

                             (Thousands of Dollars)


2/      SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE
- COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                BALANCE AT
                                                                 CLOSE OF
SEC/CLASS       SUBACCOUNT DESCRIPTION        ADDITIONS           YEAR
---------       ----------------------        ----------        -----------

307/02          Research & Laboratory Equip.         1,562            9,832
307/04          Personal Computer Equip.             3,079           46,248
307/05          Computer Equipment                     483            7,093
307/11          Telephone Systems                      137            3,897
307/12          Telecommunications Equip.               35            1,187
307/101         GATX Capital Leases                  8,858            8,858
307/102         Misc. Capital Leases                 5,317            5,317
308/01          Furniture & Fixtures                 1,066           12,359
308/09           Data Handling Equipment
                  & Miscellaneous                      580            7,003
309/08          Autos, Trucks & Trailers                48              806
310/07          Aircraft                            17,913           60,064
311/10          Software                             5,481           54,604
311/13          Coal Pilot Scale Combustion
                  Facility                             -              1,671
                                                    ------          -------

                              TOTAL                 44,559          218,939
                                                    ======          =======


3/      DESCRIBE OTHER SERVICE COMPANY PROPERTY:
-

       1. Purchased computer software and software licenses.
       2. Pulverized coal pilot scale combustion facility.

4/     DESCRIBE CONSTRUCTION WORK IN PROGRESS:
-

       Construction Work in Progress ending balance of $194 is for software development of Variable Compensation Project.



6
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                  SCHEDULE III
                                  ------------

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                    ----------------------------------------

                                                   ADDITIONS                        OTHER
                                  BALANCE AT        CHARGED                         CHARGES    BALANCE AT
                                  BEGINNING           TO                           ADD  (1)     CLOSE OF
      DESCRIPTION                  OF YEAR         ACCT #403       RETIREMENTS    (DEDUCT)       YEAR
      -----------                 ---------        ---------       -----------     --------    -----------

Account
-------

301     ORGANIZATION                   -               -               -              -               -

303     MISCELLANEOUS
        INTANGIBLE PLANT               -               -               -              -               -

304     LAND & LAND RIGHTS             -               -               -              -               -

305     STRUCTURES AND
        IMPROVEMENTS                 1,355             127             -              -             1,482

306     LEASEHOLD
        IMPROVEMENTS                 6,544           1,391            (622)           -             7,313

307     EQUIPMENT                   69,425          10,293         (33,086)           248          46,880

307     GATX CAPITAL LEASES            -               959             -              -               959

307     MISC, CAPITAL LEASES           -             3,292             -              -             3,292

308     OFFICE FURNITURE
        AND FIXTURES                15,114           1,570          (5,900)           (10)         10,774

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT                      643              44             (17)             -             670

310     AIRCRAFT AND
        AIRPORT EQUIPMENT            9,327           1,701             (37)          (5,043)        5,948

311     OTHER SERVICE
        COMPANY PROPERTY            28,954           7,916          (5,885)            (243)       30,742
                                 ---------         -------        --------         --------      --------


        TOTAL                      131,362          27,293         (45,547)          (5,048)      108,060
                                   =======          ======         =======          =======-      =======

(1)   Provide an explanation of those charges considered material:  Re-classed two aircraft that were listed on the open market to a  balance sheet account 17400013 - Asset Held For Sale at their reserve balance ($5,048).
( ) Denotes red figure.

                                                                            7
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                   SCHEDULE IV
                                   -----------

                                   INVESTMENTS
                                   -----------


INSTRUCTIONS:    Complete the following schedule concerning investments.

                 Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                 Under Account 136, "Temporary Cash Investments", list
                each investment separately.

                                             BALANCE AT         BALANCE AT
                                             BEGINNING           CLOSE OF
        DESCRIPTION                           OF YEAR             YEAR
        -----------                          --------------     -------


ACCOUNT 123 -   INVESTMENT IN ASSOCIATE
                COMPANIES                              -                 -

ACCOUNT 124 - OTHER INVESTMENTS

    Rabbi Trust                                     4,744             6,566
    Employee Energy Loans                             784               562
    ACE Limited - Reserve                              69                69
    Employee Computer Loans                            75                 5
                                                 --------            ------
        Subtotal                                    5,672             7,202

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS           95,500            14,100
                                                 --------            ------

        TOTAL                                     101,172            21,302
                                                  =======            ======

8
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                   SCHEDULE V
                                   ----------

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                  --------------------------------------------

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                 BALANCE AT                BALANCE AT
                                                                 BEGINNING                  CLOSE OF
        DESCRIPTION                                               OF YEAR                    YEAR
        -----------                                              ----------                ----------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

    The Southern Company                                           2,233                       6,619
    Alabama Power Company                                         38,216                      67,524
    Georgia Power Company                                         42,184                      92,647
    Gulf Power Company                                             5,573                      17,920
    Mirant *                                                       3,101                         -
    Mississippi Power Company                                     15,504                      23,574
    Savannah Electric and Power Company                            4,963                       7,248
    Southern Communications Services, Inc.                         1,427                       1,544
    Southern Company Energy Marketing *                               24                         -
    Southern Company Energy Solutions, LLC                           218                         630
    Southern Company Gas,LLC                                         -                        19,294
    Southern Company Holdings, Inc.                                  219                       1,342
    Southern Electric Generating Company                           2,028                       1,245
    Southern Electric Railroad Company                               366                         492
    Southern Information Holding Company, Inc.                         2                           1
    Southern Management Development, Inc.                            358                         428
    Southern Nuclear Operating Company, Inc.                      10,979                       9,524
    Southern Power Company                                         3,072                       5,668
    Southern Telecom, Inc.                                           246                         506
                                                                 -------                     -------

        TOTAL                                                    130,713                     256,206
                                                                 =======                     =======




(Continued on Page 8A)


                                                                          8A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -----------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)
                                   (Continued)


                                   SCHEDULE V
                                   ----------

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                  --------------------------------------------

INSTRUCTIONS:   Complete the following schedule listing accounts
                receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub-account should be provided.


ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:               TOTAL
                                                               PAYMENTS
                                                               --------

    The Southern Company                                            62
    Alabama Power Company                                      507,912
    Georgia Power Company                                      742,724
    Gulf Power Company                                         143,512
    Mississippi Power Company                                  215,200
    Savannah Electric and Power Company                        106,793
    Southern Communications Services, Inc.                      15,437
    Southern Company Energy Solutions, LLC                           1
    Southern Company Gas, LLC                                  116,722
    Southern Electric Generating Company                           212
    Southern Management Development, Inc.                        5,180
    Southern Nuclear Operating Company, Inc.                   138,842
    Southern Power Company                                         654
                                                             ---------

        TOTAL PAYMENTS                                       1,993,251
                                                             =========



The major portion of the above expenses consists of transactions related to Transmission Planning and Operations (TPO); Southern Wholesale Energy (SWE); Southern Gas Billing (SGB); third party payroll payments; and Electric Power Research Institute dues.

* Company spun-off as a separate entity in 2001. The amounts are related to activity prior to the separation.




                                                                                                9
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                   SCHEDULE VI
                                   -----------

                        FUEL STOCK EXPENSES UNDISTRIBUTED
                        ---------------------------------


INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


        DESCRIPTION                                                  LABOR           EXPENSES            TOTAL
        -----------                                                  -----           --------            -----


ACCOUNT 152 - FUEL STOCK EXPENSES
    UNDISTRIBUTED                                                      8,388               5,848          14,236

Total amount billed during current year as follows:

Associated Companies

    The Southern Company                                                (148)                (78)           (226)
    Alabama Power Company                                             (2,274)             (1,647)         (3,921)
    Georgia Power Company                                             (3,717)             (2,641)         (6,358)
    Gulf Power Company                                                  (858)               (543)         (1,401)
    Mississippi Power Company                                           (752)               (476)         (1,228)
    Savannah Electric and Power Company                                 (206)               (135)           (341)
    Southern Electric Railroad Company                                   -                    (5)             (5)
    Southern Company Energy Solutions, LLC                                (1)                -                (1)
    Southern Company Gas, LLC                                           (108)                (80)           (188)
    Southern Company Holdings, Inc.                                       (1)                 (1)             (2)
    Southern Electric Generating Company                                (217)               (170)           (387)
    Southern Nuclear Operating Company, Inc.                             -                    (1)             (1)
    Southern Power Company                                              (106)                (64)           (170)
                                                                     -------              ------         -------

        Subtotal Associate Companies                                  (8,388)             (5,841)        (14,229)
                                                                    --------              ------         -------

Non-Associated Companies:                                                -                    (7)             (7)
                                                                    --------              ------         -------

        Subtotal Associate and Non-associate Companies                (8,388)             (5,848)        (14,236)
                                                                    --------              ------         -------


        TOTAL                                                              0                   0               0
                                                                    ========              ======         =======


SUMMARY:    Fuel services performed by the service company consist of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company.
            The purchase of natural gas for the operating companies is included in the fuel services performed by the service company. Costs associated with this service are included in the above amounts:
            Labor - 1,439;             Expenses - 1,056; Total - 2,495.


10
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                   -------------------------------------------



INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                          LABOR      EXPENSES        TOTAL
        -----------                          -----      --------       -----


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE



                                                                                        11
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                         -------------------
                             (Thousands of Dollars)

                                  SCHEDULE VIII
                                  -------------

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                    ----------------------------------------

INSTRUCTIONS:   Provide detail of items in this account. Items less than
                $10,000 may be  grouped,  showing the number of items in each group.

                                                             BALANCE AT         BALANCE AT
                                                             BEGINNING          CLOSE OF
        DESCRIPTION                                           OF YEAR             YEAR
        -----------                                          ----------         ----------


ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

        Interest Receivable -Temporary Cash Investments            166              44
        Assets Held for Sale                                       -             2,504
                                                                 -----          ------


          Total                                                    166           2,548
                                                                 =====          ======



12
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                   SCHEDULE IX
                                --------------

                          MISCELLANEOUS DEFERRED DEBITS
                         ------------------------------

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
              $10,000 may be grouped, showing the number of items in each class.



                                                  BALANCE AT     BALANCE AT
                                                  BEGINNING       CLOSE OF
        DESCRIPTION                                OF YEAR         YEAR
        -----------                               ----------     ----------


ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Deferred Payroll Charge                              9,548        10,364

    Deposit for Georgia Sales and Use Tax                   25            26

    Wilsonville Clean-up                                     1           -

    Executive Stock Option Taxes                            61           314

    Intangible Asset - Minimum Pension Oblig.              -          14,916

    Unamortized Leasehold - Inverness                      299           242

    Unamortized Leasehold - Washington, DC                  70           232

    Sundry Delayed Clearance                             6,779         3,338
                                                       -------       -------



    Total                                               16,783        29,432
                                                       =======       =======



                                                                           13
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------

                      For the Year Ended December 31, 2002
                                         ----------------
                             (Thousands of Dollars)

                                   SCHEDULE X
                                  -----------

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                -------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project that incurred costs by the service corporation during the year.

        DESCRIPTION                                                  AMOUNT
        -----------                                                  ------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                         EXPENDITURES                                  32,798

Total amount billed/incurred during current year as follows:

Government Projects:
    Clean Coal Technology Projects:
        Hammond Wall Fired Project                                         (92)

    Other Government Projects:
        PSDF/Hot Gas Cleanup Project                                   (21,911)
        Switchgrass Demonstration (SRI/DOE)                                 20

EPRI Projects:
    RE&A EPRI Contracts                                                   (208)
    Engineering EPRI Projects                                             (532)
    EPRI Bulk Trans. System Reliability                                   (319)

Associate Companies:
    End-Use Research Projects                                             (877)
    Pwr Delivery Research-Overhead Transmission                           (742)
    Pwr Delivery Research-Transmission Substations                        (480)
    Pwr Delivery Research-Distribution                                    (566)
    Air Quality Studies                                                   (212)
    Combustion & Fuel Effects                                             (918)
    Research Administration                                               (564)
    Flue Gas Treatment                                                  (1,228)
    Advanced End-Use Technology Research                                (1,682)
    Advanced Energy Systems                                             (1,609)
    Thermal & Fluid Sciences                                              (844)
    R&D Tech Econ Assessments                                              (34)
                                                                       -------

TOTAL AMOUNT BILLED/INCURRED                                           (32,798)
                                                                      --------

        TOTAL                                                                0
                                                                      ========



14
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                         ----------------
                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL
                        -------------------------------
                                           NUMBER OF           PAR OR STATED          OUTSTANDING
ACCOUNT                                     SHARES                VALUE                 CLOSE
NUMBER           CLASS OF STOCK            AUTHORIZED           PER SHARE              OF PERIOD
---------        --------------            ----------          -----------------      ---------------

201              COMMON STOCK                                                         NO. OF SHARES
                  ISSUED                      17,000               50.00              14,500

TOTAL                                                                                 725


INSTRUCTIONS:   Classify amounts in each account with  brief explanation,  disclosing the general nature  of transactions that gave rise to the reported amounts.

DESCRIPTION                                                                      AMOUNT
-----------                                                                     -------
ACCOUNT 211
            MISCELLANEOUS PAID-IN CAPITAL                                            150
            OTHER COMPREHENSIVE INCOME                                          (14,990)
                                                                                --------
TOTAL                                                                           (14,840)

ACCOUNT 215
            APPROPRIATED RETAINED EARNINGS                                           -
TOTAL                                                                                -


INSTRUCTIONS:   Give particulars concerning net income or (loss) during the  year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For
                dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                      BALANCE AT          NET INCOME                             BALANCE
                                      BEGINNING                  OR            DIVIDENDS         AT CLOSE
DESCRIPTION                            OF YEAR                (LOSS)              PAID            OF YEAR
-----------                           --------------      ----------         ----------          --------

ACCOUNT 216
   UNAPPROPRIATED
   RETAINED EARNINGS                     -                    -                    -                   -

TOTAL                                    -                    -                    -                   -
                                                                                                  -------


TOTAL PROPRIETARY CAPITAL                                                                          (14,115)
                                                                                                   =======-


( ) Denotes red figure.






15

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         ----------------
                             (Thousands of Dollars)

                          SCHEDULE XII - LONG-TERM DEBT
                          -------------------------------

INSTRUCTIONS:   Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of  associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                             TERMS OF OBLIG     DATE                                BALANCE AT                           BALANCE AT
                             CLASS & SERIES      OF       INTEREST    AMOUNT        BEGINNING                  1/          CLOSE
 NAME OF CREDITOR            OF OBLIGATION     MATURITY     RATE     AUTHORIZED      OF YEAR      ADDITIONS   DEDUCTIONS   OF YEAR
-----------------            -------------    ---------     -------   ---------    -----------   ----------  ----------    --------

ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              COMPANIES:

NOT APPLICABLE

ACCOUNT 224 - OTHER LONG-TERM DEBT:
NOTES PAYABLE
-------------
Merrill Lynch & Co.                          12/15/2009     7.625       40,000      40,000        -            -            40,000
Equity Office Properties                     12/01/2005      7.25        13,600      4,543        -          1,407           3,136

CAPITAL LEASE *
-------------
GATX Technology Services            01/31/06 - 12/31/06   4.59 - 5.29   8,858            -       8,858        2,998          5,860
IR Mainframe                        07/31/03 - 02/28/05   8.00          8,455            -       8,455        5,306          3,149
                                                                        -----       ------      ------        -----         ------

    TOTAL                                                              70,913       44,543      17,313        9,711         52,145
                                                                       ======      =======      ======       ======         ======

1/    GIVE AN EXPLANATION OF DEDUCTIONS:   Amounts shown were transferred to current maturities
-


* The company has entered into four-year leases for personal computers and other technology equipment. Multiple leases were created; the amount authorized is the total of all capitalized leases prior to amortization.




16
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------

INSTRUCTIONS:    Provide  balance of notes and accounts payable to each associate company.  Give description and amount of  miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                     BALANCE AT                    BALANCE AT
                                                                     BEGINNING                      CLOSE OF
        DESCRIPTION                                                   OF YEAR                        YEAR
        -----------                                                 -----------                   ----------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                                    -                             -
                                                                      ----------                    ---------
        TOTAL                                                               -                             -
                                                                      ==========                    =========

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                                     557                           557
    Alabama Power Company                                                 45,145                        55,767
    Georgia Power Company                                                  3,759                         7,239
    Gulf Power Company                                                       369                         8,958
    Mississippi Power Company                                             16,472                        12,805
    Savannah Electric and Power Company                                      665                           275
    Southern Communications Services, Inc.                                   417                           372
    Southern Company Gas, LLC                                                 -                          4,749
    Southern Electric Generating Company                                      -                             20
    Southern Management and Development                                       62                            62
    Southern Nuclear Operating Company, Inc.                                  -                          2,831
    Southern Power Company                                                    -                         17,799
    Mirant  *                                                                  2                           -
                                                                        --------                      --------
        TOTAL                                                             67,448                       111,434
                                                                        ========                      ========

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

    Incentive Pay (PPP)                                                   66,539                        88,778
    Vacation Clearing Account                                             20,588                        20,589
    Accrued Labor & Related Overheads                                      8,970                        10,514
    Employee Group Insurance Premiums                                      1,515                           -
    Employee Group Insurance Claims Reserve                                   -                          1,812
    Early Retirement Benefits                                              1,134                         1,079
    Accumulated Provision for Major Overhaul
        of Aircraft                                                          546                           748
    Supplemental Pensions and Benefits                                     5,085                         6,525
    Department of Energy                                                     -                             189
    Flex and Save Benefits                                                 1,379                         1,789
    Severance Pay                                                          4,904                         7,564
    Merrill Lynch Investment Mgt.                                            550                           -
    Metro Life Advance-Current                                               301                           301
    Performance Dividend Plan                                             19,231                        20,922
    Employee Merchandise Withholding                                          23                            24


(Continued on Page 16A)






                                                                                                        16A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                ------------------------------
                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------
                                   (Continued)


                                                                     BALANCE AT                    BALANCE AT
                                                                      BEGINNING                      CLOSE OF
        DESCRIPTION                                                    OF YEAR                        YEAR
        -----------                                                  ------------                  ---------


    SCS - Employee Savings Plan                                           195                            -
    Special Transmission Studies                                        3,617                          2,553
    SCS - U.S. Savings Bonds Withholdings                                 206                            304
    Funds Dist-Holders SE P&L Corp.                                        13                             13
    SCS-FLEX Benefits Premiums                                          1,709                          2,043
    Miscellaneous Payroll Withholdings                                    -                               24
    Sublease Deposit -
      Aircraft Owners & Pilots Assoc.                                     -                               54
    Miscellaneous (15 Beginning)(16 Ending)                               (21)                           (53)
                                                                     --------                       --------


        TOTAL                                                         136,484                        165,772
                                                                     ========                       ========


*   Mirant (formerly Southern Energy Resources) was spun-off as a separate entity in 2001. The balance in this
    234 account is related to activity prior to the separation.


17
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

                                  SCHEDULE XIV
                                 -------------

                          NOTES TO FINANCIAL STATEMENTS
                         -------------------------------

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

        General
        -------

        Southern Company Services, Inc. (the "Company") follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

        The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, and other affiliates, as further discussed in Note 2.

        The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which requires the use of estimates. The actual results may differ from those estimates.

        Cash and Cash Equivalents
        ------------------------

        The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

        Income Taxes
        ------------

        The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

        Property, Equipment, and Depreciation and Amortization
        ------------------------------------------------------

        Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 3 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

        On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.

                                                                        17A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


2.      SERVICE AGREEMENTS
        ------------------

        The Company has entered into agreements under which it renders specialized services, at cost, to Southern Company and its subsidiaries. The Company's affiliates include the following: integrated Southeast utilities (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric); Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company); Southern Communications Services (Southern LINC) (provides digital wireless communications services to the integrated Southeast utilities and the public in the Southeast); Southern Company Energy Solutions (develops new business opportunities related to energy products and services); Southern Nuclear Operating Company (provides services to Southern Company's nuclear power plants); Southern Electric Railroad Company (provides railroad services to the integrated Southeast utilities); Southern Power Company (constructs, owns, and manages Southern Company's competitive assets and sells electricity at market-based rates in the wholesale market). Southern Telecom (provides fiber cable services within the southeast); Southern Holdings (an intermediate holding subsidiary for Southern's investments in leveraged leases, alternate fuel products, and an energy services business); and Southern Company Gas, which began operation in August 2002, is a competitive retail natural gas marketer serving Georgia. As of April 2, 2001, Mirant Corp. was spun-off from Southern Company and is no longer an affiliate. However, the Company continued to provide limited transition services to Mirant at market-based rates.

        The Company's services include general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, information resources, marketing, auditing, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of the operating utilities, power pool operations. The agreements will be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

3.      RETIREMENT BENEFITS
        ------------------

        The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The company also provides certain non-qualified benefit plans for a selected group of management and highly compensated individuals. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. In late 2000, as well as in 2002, Southern Company adopted several pension and post-retirement benefit plan changes that had the effect of increasing benefits to both current and future retirees. The measurement date for plan assets and obligations is September 30 for each year.

17B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                        ------------------


                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Pension Plans
-------------

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows: (In Thousands)


                                                                    Projected Benefit Obligations
                                                                    -----------------------------
                                                                  2002                       2001
                                                                 -----                      -----

        Balance at beginning of year                              566,037                   502,014
        Service cost                                               18,931                    18,490
        Interest cost                                              41,922                    39,047
        Benefits paid                                             (22,571)                  (20,982)
        Plan amendments                                            15,662                    31,474
        Actuarial (gain) loss                                      25,010                    (4,006)
                                                                  -------                  --------
          Balance at end of year                                  644,991                   566,037
                                                                  =======                  ========


                                                                         Plan Assets
                                                                ----------------------------------
                                                                  2002                       2001
                                                                  ----                      -----

        Balance at beginning of year                              666,092                   797,327
        Actual return on plan assets                              (44,291)                 (114,221)
        Employer contributions                                      4,300                     3,978
        Benefits paid                                             (22,571)                  (20,982)
        Receivables/Payables due to
          transfers                                                 6,215                       (10)
                                                                 --------                  --------
            Balance at end of year                                609,745                   666,092
                                                                 ========                  ========


The accrued pension costs recognized in the Balance Sheets are as follows:  (In Thousands)

                                                                  2002                       2001
                                                                 ------                     ------

        Funded status                                             (35,245)                  100,054
        Unrecognized transition obligation                         (4,951)                   (6,098)
        Unrecognized prior service cost                            55,885                    43,978
        Unrecognized net (gain) loss                                9,065                  (122,409)
        Fourth quarter contributions                                 (378)                    1,062
                                                                  -------                  --------
          Prepaid asset recognized in the
            Balance Sheet                                          24,376                    16,587
                                                                  =======                  ========

In 2002 and 2001, amounts recognized in the Balance Sheets for accumulated other comprehensive income were
$15 million and $0 million, respectively.



                                                                                              17C


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -----------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:    The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Components of the pension plan's net periodic cost were as follows:  (In Thousands)

                                                                  2002                       2001
                                                               ----------                 ----------

        Service cost                                               18,931                    18,490
        Interest cost                                              41,922                    39,047
        Expected return on plan assets                            (59,841)                  (56,920)
        Recognized net gain                                        (8,450)                   (9,377)
        Net amortization                                            2,608                     2,062
                                                                  -------                   -------
          Net pension income                                       (4,830)                   (6,698)
                                                                  =======                   =======

Post-retirement Benefits

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:  (In
Thousands)

                                                                         Projected Benefit
                                                                  2002                       2001
                                                                 -----                      ------

        Balance at beginning of year                              123,808                    98,217
        Service cost                                                2,722                     2,850
        Interest cost                                               9,116                     8,791
        Benefits paid                                              (6,689)                   (4,109)
        Plan amendments                                               -                      27,175
        Actuarial (gain) loss                                      25,537                    (9,116)
                                                                 --------                  --------
          Balance at end of year                                  154,494                   123,808
                                                                 ========                  ========

                                                                            Plan Assets
                                                                ----------------------------------
                                                                  2002                       2001
                                                                -------                   --------

        Balance at beginning of year                               26,642                    31,120
        Actual return on plan assets                               (1,838)                   (4,478)
        Employer contributions                                      6,677                     4,109
        Benefits paid                                              (6,689)                   (4,109)
                                                                 --------                  --------
          Balance at end of year                                   24,792                    26,642
                                                                  =======                  ========

The accrued post-retirement costs recognized in the Balance Sheets are as follows:  (In Thousands)

                                                                  2002                       2001
                                                               ----------                 ----------

        Funded status                                            (129,701)                  (97,166)
        Unrecognized transition obligation                          4,147                     4,552
        Unrecognized prior service cost                            24,435                    25,992
        Unrecognized net (gain) loss                               23,478                    (6,564)
        Fourth quarter contributions                                1,856                     1,220
                                                                 --------                  --------
        Accrued liability recognized in the
          Balance Sheet                                           (75,785)                  (71,966)
                                                                 ========                  ========




17D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:   The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Components of the plan's net periodic cost were as follows:  (In Thousands)

                                                                  2002                       2001
                                                               ----------                 ----------

        Service cost                                               2,722                      2,850
        Interest cost                                              9,116                      8,791
        Expected return on plan assets                            (2,517)                    (2,386)
        Net amortization                                           1,811                      1,572
                                                                 -------                   --------
          Net post-retirement cost                                11,132                     10,827
                                                                 =======                   ========


The weighted average rates assumed in the actuarial calculations for both the pension plans and post-retirement benefits were:

                                                                        2002             2001
                                                                        ----             ----

        Discount                                                        6.50%            7.50%
        Annual salary increase                                          4.00%            5.00%
        Long-term return on plan assets                                 8.50%            8.50%


        An additional assumption used in measuring the accumulated post-retirement benefit obligation was a weighted average medical care cost trend rate of 8.75 percent for 2002 decreasing gradually to 5.25 percent through the year 2010 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2002 as follows:
        (In Thousands)

                                             1 Percent        1 Percent
                                              Increase         Decrease
                                             ---------        ----------

        Benefit obligation                      11,705           10,255
        Service and interest costs                 844              715

Employee Savings Plan
---------------------

        The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. The total matching contributions made to the plan for the years 2002, 2001, and 2000 were $10 million, $9 million, and $8 million, respectively.

Work Force Reduction Programs
-----------------------------

        The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $11 million, $5 million, and $20 million for 2002, 2001, and 2000, respectively. These costs were charged to expense.


                                                                 17E


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
        `                        -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:     The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


4.      OPERATING LEASES
        ----------------

        The Company has operating lease agreements  with various terms and expiration dates.  Rental expense under all operating leases was approximately  $62,009,952, $69,697,000, and  $74,975,000 in 2002, 2001, and 2000,
        respectively.  Future minimum lease payments under non-cancelable operating  leases at December 31, 2002 were as follows: (In Thousands)


            2003                        22,227
            2004                        15,171
            2005                         9,733
            2006                         6,040
            2007                         2,453
            Thereafter                   5,969
                                     ---------
              Total                     61,593

5.      LONG-TERM DEBT AND NOTES PAYABLE - OTHER
        ---------------------------------------

        Details of long-term debt and notes payable - other at December 31 are as follows:  (In Thousands)

                                                                                 2002             2001
                                                                                ------           ------
           Notes Payable:
               7.625% Due 2009                                                  40,000            40,000
               7.25% Due 2005                                                    4,543             5,851
               9.75% Due 2002                                                      -               6,846
               Less Current Maturities                                          (1,407)           (8,154)
                                                                              --------           -------
               Long-Term Notes Payable                                          43,136            44,543
                                                                              --------           -------

        Capitalized Lease Obligations:
           Total Capitalized Leases                                             15,882               -
           Less Current Maturities                                              (6,873)              -
                                                                              --------           -------
           Long-Term Capitalized Leases                                          9,009               -
                                                                              --------           -------

               Total Long-Term Debt                                             52,145            44,543
                                                                              ========           =======


17F
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------

                      For the Year Ended December 31, 2002
                                         ----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        In December 1999, Southern Company Services entered into a lease buyout agreement with Equity Office Properties on long-term capital lease obligations of Perimeter Center East. This lease payment obligation has been reflected as a long-term Notes Payable in the amount of $8,200,000 amortized at 7.25% for six years, ending December 1, 2005.

        On December 15, 1999, Southern Company Services, Inc. issued $40,000,000 of Series A 7.625% Senior Notes to Merrill Lynch & Co. with proceeds being used to repay short-term debt to Southern Company and for various other corporate purposes. The entire principal will be due and payable on December 15, 2009. The Southern Company has guaranteed the principal and interest of the above.

        Maturities over the next five years of the Company's long-term debt outstanding at December 31, 2002 are as follows: (In Thousands)

               2003                         8,280
               2004                         6,147
               2005                         4,640
               2006                         1,357
               2007                           -
               Thereafter                  40,000
                                          -------
                 Total                     60,424


6.      PURCHASE COMMITMENTS
        --------------------

        The Company has various purchase commitments. At December 31, 2002, total capital expenditures are budgeted to be approximately $22 million in 2003.



                                                                           18



                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                   SCHEDULE XV
                                   -----------

                               STATEMENT OF INCOME
                               -------------------


ACCOUNT             DESCRIPTION                                              CURRENT YEAR         PRIOR YEAR
-------             -----------                                              ------------         ----------


             INCOME
             ------

   457          Services rendered to associate companies                     853,111           757,380
   458          Services rendered to non-associate
                    companies                                                 30,319            31,851
   421          Miscellaneous income or loss                                  (3,808)            5,143
                                                                            --------          --------

                       Total Income                                          879,622           794,374
                                                                             -------           -------

             EXPENSE
             -------

   920          Salaries and wages                                           397,714           341,997
   921          Office supplies and expenses                                  92,154            86,081
   922          Administrative expense transferred-credit                       -                 -
   923          Outside services employed                                    162,797           165,804
   924          Property insurance                                              (787)          (14,960)
   925          Injuries and damages                                          12,838             8,282
   926          Employee pensions and benefits                                31,686            35,250
   928          Regulatory commission expense                                    104               100
   930.1        General advertising expenses                                  15,971            10,206
   930.2        Miscellaneous general expenses                                12,639             5,945
   931          Rents                                                         62,010            69,697
   932          Maintenance of structures and equipment                       34,624            31,397
   403          Depreciation and amortization expense                         23,043            22,071
   408          Taxes other than income taxes                                 25,450            22,035
   409          Income taxes                                                  (1,274)           (1,296)
   410          Provision for deferred income taxes                             -                 -
   411          Provision for deferred income taxes - credit                    -                 -
   411.5        Investment tax credit                                           -                 -
   426.1        Donations                                                      4,413             3,933
   426.5        Other deductions                                                 -                 -
   427          Interest on long-term debt                                     4,068             4,621
   430          Interest on debt to associate companies                           89                 1
   431          Other interest expense                                         2,083             3,210
                                                                             -------         ---------

                       Total Expense                                         879,622           794,374
                                                                             -------           -------

                       Net Income                                               -                 -
                                                                             =======           =======






19
                                      ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                        -----------------------------

                                            For the Year Ended December 31, 2002
                                                               -----------------
                                                   (Thousands of Dollars)

                                                     ANALYSIS OF BILLING
                                                     -------------------

                                                      ASSOCIATE COMPANIES
                                                         ACCOUNT 457


                                                                                                          EFFECT OF
                                          DIRECT          INDIRECT       COMPENSAT'N         TOTAL        MARKET
                                          COSTS           COSTS          FOR USE             AMOUNT       RATE BILLING
NAME OF ASSOCIATE COMPANY                 CHARGED         CHARGED        OF CAPITAL          BILLED       (SEE NOTE)
-------------------------                 -------         -------        --------------      ---------    -------------
                                          457-1           457-2          457-3

The Southern Company                          45,068            8,173            354             53,595           -

Alabama Power Company                        170,924           45,763          1,590            218,277            (8)

Georgia Power Company                        247,800           68,850          2,304            318,954           (12)

Gulf Power Company                            39,216            9,743            337             49,296            (2)

Mississippi Power Company                     34,983            8,499            304             43,786            (2)

Savannah Electric & Power Co.                 12,653            2,892            104             15,649            (1)

Southern Communication
  Services, Inc.                              17,195            1,373             43             18,611           -

Southern Company Energy
  Solutions, LLC                               1,855              937             31              2,823           -

Southern Company Gas, LLC                      6,586              764             37              7,387           -

Southern Company Holdings, Inc.                1,476              407             21              1,904           -

Southern Electric Generating Co.               4,108            1,164             40              5,312            (1)

Southern Electric Railroad Co.                   269               67              1                337           -

Southern Management
  Development, Inc.                            1,929              557             23              2,509           -

Southern Nuclear Operating Co.                59,688           21,876            683             82,247           -

Southern Power Company                        24,292            5,055            197             29,544           -

Southern Telecom, Inc.                         2,267              595             18              2,880           -

Non-Associate Company:
  Mirant                                         -                -              -                  -              26
                                             ------           -------         ------            -------     ---------

          TOTAL                              670,309          176,715          6,087            853,111           -
                                             =======          =======          =====            =======     =========


Note:    Southern Company Services, Inc. (SCS) is providing this information in accordance with its 60-day letter dated
         July 11, 2000. The amounts in this column are already included in the Total Amount Billed column and represent the amounts billed to Mirant that are above SCS' actual cost to render the services. The costs were charged to
         Mirant and were credited to the operating public utility subsidiaries based on the approved allocation basis of
        "Fossil/Hydro Capacity". The "spin-off" of Mirant as an associate company of The Southern Company was effective
         April 2, 2001.





20
                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                ------------------------------

                                                     For the Year Ended December 31, 2002
                                                                        -----------------
                                                             (Thousands of Dollars)

                                                              ANALYSIS OF BILLING
                                                              -------------------
                                                            NONASSOCIATE COMPANIES
                                                                  ACCOUNT 458

                                 DIRECT       INDIRECT     COMPENSATION                        EXCESS           TOTAL
                                 COSTS         COSTS         FOR USE            TOTAL            OR             AMOUNT
NAME OF NONASSOCIATE COMPANY    CHARGED       CHARGED       OF CAPITAL          COST         DEFICIENCY         BILLED
----------------------------    -------       -------      --------------       -----        ----------        --------
                                 458-1         458-2          458-3                            458-4

Department of Energy (DOE)        19,527         2,366           110           22,003            -                22,003
DOE/Southern Research
  Institute                          (13)           (7)          -                (20)           -                   (20)
Electric Power
 Research Institute                  788           265             5            1,058            -                 1,058
Vogt-NEM                              62            18             1               81            -                    81
APC Credit Union                      30           -             -                 30            -                    30
Gulf Power Credit Union               11           -             -                 11            -                    11
GE Power Systems                      13           -             -                 13            -                    13
AT & T                                32           -             -                 32            -                    32
Southern Interexchange                18           -             -                 18            -                    18
Georgia Charitable
 Foundation                           13           -             -                 13            -                    13
Southern System Master
  Retirement Trust                   925           -              17              942            -                   942
POWERCO                               14           -             -                 14            -                    14
Economic Development
  Partnership                         16           -             -                 16            -                    16
Drummond Corporation                  46           -             -                 46            -                    46
FP&L; JEA; Tallahassee,
  FPC (Unit Power Sales)              45            24             1               70            -                    70
FP&L; JEA, Tallahassee,
   FPC(OPS SCH. Fees)              1,808           -             -              1,808            -                 1,808
Oglethorpe Power
  Corporation (OPS SCH. Fees)      4,199           -             -              4,199            -                 4,199
Southeastern Electric
  Reliability Council                 17           -             -                 17            -                    17
Alabama Electric Cooperative          19             5           -                 24            -                    24
Crisp County Power Commission          4             1           -                  5            -                     5
Duke Energy Services                  15           -             -                 15            -                    15
Municipal Electric Authority          21             7           -                 28            -                    28
Oglethorpe Power Corporation          59            15             1               75            -                    75
South Mississippi
  Electric Power                      15             4           -                 19            -                    19
Southeastern Electric
  Power Administration                 7             2           -                  9            -                     9
Mirant                               144            50             2              196             26                 222
Transmission -
  Interconnection Studies           (147)          140             7              -              -                   -
Transmission - System
  Impact Studies                    (208)          199             9              -              -                  -
Non-Associate Labor and
  Related Ovhd Accrual              (456)          -             -               (456)           -                  (456)
Other (16 items less
  than $5,000)                        27           -             -                 27            -                    27
                                 -------       -------        ------         --------           ---              -------

     TOTAL                        27,051         3,089           153           30,293             26              30,319
                                 =======        ======          ====          =======            ===             =======



(Continued on Page 20A)


20A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)
                                   (Continued)

                               ANALYSIS OF BILLING
                               ------------------
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458




INSTRUCTION:  Provide a brief description of the services rendered to each non-associate company:

  Department of Energy (DOE) - Contract services concerning clean coal technology, Power System Development Facility/hot gas cleanup project. Switchgrass Demonstration Project.

  Electric Power Research Institute - NOX reduction and performance; Clyde Bergermann smartcannon demonstration; demonstration of real time heat rate & emissions; explosive properties of PRB coal and biomass; RTHR demo; arsenic mobility; green screen; Biloxi MGP ROAM modeling; insitu chemical fixation; WET ESP demo; enhanced fluid recovery at MGP site; groundwater contamination at MG sediment study; PCB soils treatment; insitu solidification; review for arsenic at substations.

  Vogt-NEM - Developing test procedures and conducting performance retest on the Barry 7 HRSG's.

  APC Credit Union, Gulf Credit Union, GE Power Systems -
  Telecommunication services.

  AT&T, Southern Interexchange - Telecommunication services related to fiber optics.

  Georgia Charitable Foundation - Financial Services

  Chase Manhattan Bank (Southern System Master Retirement Trust) - Management and administration of Pension Fund for the Southern Company.

  POWERCO - Telecommunications services.

  Economic Development Partnership, Drummond Corporation - Helicopter Usage.

  FP&L, FPC, JEA, and City of Tallahassee - Unit Power Sales (UPS) true-up and scheduling agreement.

  Oglethorpe Power Corporation - Transmission Planning Operations (TPO) scheduling fees.

  Southeastern Electric Reliability Council - Occupancy, telecommunications and other related services.

  Ala. Electric Coop, MEAG, OPC, S. Miss Elec Pwr., SEPA - Southeastern Electric Reliability Council (SERC) security coordinator.

  Mirant - Various engineering and technical services.




                                                                                                                                 21

                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                -----------------------------

                                                     For the Year Ended December 31, 2002
                                                                        ----------------
                                                               (Thousands of Dollars)

                                                                 SCHEDULE XVI
                                                                 ------------
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                        ------------------------------
                                                       ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis  of billing schedules.


                                      ASSOCIATE COMPANY CHARGES       NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                      -------------------------       -----------------------------    --------------------------
                                      DIRECT     INDIRECT             DIRECT  INDIRECT                 DIRECT  INDIRECT
DESCRIPTION OF ITEMS                   COST        COST    TOTAL       COST     COST       TOTAL       COST     COST       TOTAL
--------------------                  -----      -------   -----     ------   -----        -----      ------   ------      -----


920   SALARIES AND WAGES              372,999     16,636  389,635      7,916     163       8,079     380,915    16,799   397,714
921   OFFICE SUPPLIES & EXPENSES       76,676     10,122   86,798      5,136     220       5,356      81,812    10,342    92,154
922   ADMINISTRATIVE EXP.
       TRANSFERRED-CREDIT                 -          -        -          -       -           -           -         -         -
923   OUTSIDE SERVICES EMPLOYED       146,736      4,901  151,637     11,020     140      11,160     157,756     5,041   162,797
924   PROPERTY INSURANCE               (1,379)       347   (1,032)       236       9         245      (1,143)      356      (787)
925   INJURIES AND DAMAGES             12,719        113   12,832          3       3           6      12,722       116    12,838
926   EMPLOYEE PENSIONS
       & BENEFITS                       3,573     27,487   31,060        -       626         626       3,573    28,113    31,686
928   REGULATORY COMMISSION
       EXPENSE                            104        -        104        -       -           -           104       -         104
930.1 GENERAL ADVERTISING
       EXPENSES                        15,971        -     15,971        -       -           -        15,971       -      15,971
930.2 MISCELLANEOUS GENERAL
       EXPENSES                       (70,124)    78,826    8,702      2,616   1,321       3,937     (67,508)   80,147    12,639
931   RENTS                            47,599     14,322   61,921         16      73          89      47,615    14,395    62,010
932   MAINTENANCE OF STRUCTURES
       AND EQUIPMENT                   31,805      2,690   34,495         88      41         129      31,893     2,731    34,624
403   DEPRECIATION & AMORTIZATION
       EXPENSE                         20,376      2,604   22,980         45      18          63      20,421     2,622    23,043
408   TAXES OTHER THAN INCOME
       TAXES                            6,314     18,660   24,974          1     475         476       6,315    19,135    25,450
409   INCOME TAXES                     (1,278)         4   (1,274)       -       -           -        (1,278)        4    (1,274)
410   PROVISION FOR DEFERRED
       INCOME TAXES                       -          -        -          -       -           -           -         -         -
411   PROVISION FOR DEFERRED
       INCOME TAXES CREDIT                -          -        -          -       -           -           -         -         -
411.5 INVESTMENT TAX CREDIT               -          -        -          -       -           -           -         -         -
426.1 DONATIONS                         4,410           3   4,413        -       -           -         4,410        3     4,413
                                      -------    -------- -------     ------  -----       ------     -------   ------    ------
        SUBTOTAL EXPENSES             666,501    176,715  843,216     27,077   3,089      30,166     693,578   179,804   873,382







21A

                                           ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                            -------------------------------

                                                     For the Year Ended December 31, 2002
                                                                          ---------------
                                                            (Thousands of Dollars)

                                                                 SCHEDULE XVI
                                                                 -------------
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                        -------------------------------
                                                       ASSOCIATE AND NONASSOCIATE COMPANIES




                                      ASSOCIATE COMPANY CHARGES       NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                      -------------------------       -----------------------------    --------------------------
                                      DIRECT     INDIRECT             DIRECT  INDIRECT                 DIRECT  INDIRECT
DESCRIPTION OF ITEMS                   COST        COST    TOTAL       COST     COST       TOTAL       COST     COST       TOTAL
--------------------                  -----      -------   -----     ------   -----       -----       ------   ------      -----





427   INTEREST ON LONG-TERM DEBT          -          -     3,968        -         -        100         -         -        4,068
430   INTEREST ON DEBT TO
       ASSOCIATE COMPANIES                -          -        87        -         -          2         -         -           89
431   OTHER INTEREST EXPENSE              -          -     2,032        -         -         51         -         -        2,083
                                      -------    ------- -------     ------    ------   ------     -------   -------    -------
        TOTAL EXPENSES                666,501    176,715 849,303     27,077     3,089   30,319     693,578   179,804    879,622
421   MISCELLANEOUS GAIN                3,808          -   3,808          -      -         -         3,808       -        3,808
                                     --------    ------- -------     ------    ------  -------     -------   -------   --------
        TOTAL COST OF SERVICES        670,309    176,715 853,111     27,077     3,089   30,319     697,386   179,804    883,430
                                     ========    ======= =======     ======    ======  =======     =======  ========   ========



( ) Denotes Red Figure.







22
                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                                     For the Year Ended December 31, 2002
                                                                (Thousands of Dollars)

                                                                 SCHEDULE XVII
                                                      SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                        DEPARTMENT OR SERVICE FUNCTION

INSTRUCTION:   Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:  Uniform System Account)
               ----------------------------------------------

                                                                     DEPARTMENT OR SERVICE FUNCTION


                                                  Administration                                                          Finance
                                           Total      and     Corporate  Customer                            External       and
  DESCRIPTION OF ITEMS                     Amount  General     Counsel    Service   Engineering   Executive   Affairs   Accounting
  --------------------                     ------  -------    ---------  --------   -----------   ---------   --------  -----------

920    SALARIES AND WAGES                 397,714     25,220     9,029       7,262      85,597       6,577      6,652     21,713
921    OFFICE SUPPLIES AND EXPENSES        92,154        287     1,039         624      12,091         243      2,102      3,571
923    OUTSIDE SERVICES EMPLOYED          162,797      5,265    23,121       6,129      35,861       1,407      6,628      5,129
924    PROPERTY INSURANCE                    (787)       794       -           -           -           -          -       (1,818)
925    INJURIES AND DAMAGES                12,838        158       -           -           -           -          -       12,676
926    EMPLOYEE PENSIONS & BENEFITS        31,686     31,372         8           1         140           1          2         20
928    REGULATORY COMMISSION EXPENSE          104        104       -           -           -           -          -          -
930.1  GENERAL ADVERTISING EXPENSES        15,971        -         -           -           -           300     15,310         45
930.2  MISCELLANEOUS GENERAL EXPENSES      12,639     (6,132)    2,213         151       2,097         658      1,591        612
931    RENTS                               62,010      2,285        49          50       2,583           3        134         34
932    MAINTENANCE OF STRUCTURES & EQUIP   34,624       (764)       20          90       1,172           4         41        259
403    DEPRECIATION & AMORTIZATION,
         EXPENSE                           23,043         13        55         434         418          16         59         45
408    TAXES OTHER THAN INCOME TAXES       25,450     24,349       -           -           -           -          -          -
409    INCOME TAXES                        (1,274)    (1,274)      -           -           -           -          -          -
426.1  DONATIONS                            4,413        350        41           3           1       1,845      1,808          8
427    INTEREST ON LONG-TERM DEBT           4,068      3,240       -           -           -           -          -          -
430    INTEREST ON DEBT TO ASSOCIATE CO.       89         89       -           -           -           -          -          -
431    OTHER INTEREST EXPENSE               2,083      1,882       -           -           -           -          -          -
                                          -------    -------   -------      ------     -------      -----      ------     -------
         TOTAL EXPENSES                   879,622     87,238    35,575      14,744     139,960      11,054     34,327     42,294
421    MISCELLANEOUS LOSS (GAIN)            3,808        322       131          54       1,257          41        127        156
                                          -------    -------   -------     -------     -------      ------     ------     -------


       TOTAL COSTS                        883,430     87,560    35,706      14,798     141,217      11,095     34,454     42,450
                                          =======    =======   =======     =======    ========     =======    =======    =======

(  ) Denotes Red Figure.






22A
                                     ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                      ------------------------------

                                           For the Year Ended December 31, 2002
                                                              ------------------
                                                  (Thousands of Dollars)

                                                       SCHEDULE XVII
                                                       -------------
                                            SCHEDULE OF EXPENSE DISTRIBUTION BY
                                            -----------------------------------
                                              DEPARTMENT OR SERVICE FUNCTION
                                               ------------------------------

                                               DEPARTMENT OR SERVICE FUNCTION
                                               -------------------------------


                                                                    Procurement   Research &                            Southern
ACCOUNT  Generation  Human    Information   Internal                   and        Environmental   System  Transmission   Company
NUMBER   Services   Resources  Resources      Auditing    Marketing    Materials       Affairs      Air      Planning      Gas
------- ----------- ---------- ---------     --------    ---------- -------------   ------------   -----   ------------   -------

   920    68,477      24,509      84,522        6,223     8,789      5,824            12,341         4,781   18,951       1,247
   921    10,730       2,974      41,823          523     1,125      2,897             8,335         1,099    2,208         483
   923    13,377       8,773      26,585          274     5,081      3,613            16,743            59    2,195       2,557
   924       -           -           -            -         -          -                 237           -        -           -
   925       -           -           -            -         -          -                   4           -        -           -
   926        69          32          17            3         4          3                 3            10        1         -
   928       -           -           -            -         -          -                 -             -        -           -
   930.1       3           1         -            -         239        -                 -             -        -            73
   930.2   5,027       3,108       4,996          171       662      1,602              (416)          543   (4,325)         81
   931       446         457      34,425          123        25     21,123                26           213       34         -
   932     1,503          64      22,104            6       168      3,756               123         4,841    1,118         119
   403     1,389         606       7,614            9     2,163      1,672               518         1,845    6,187         -
   408        17         -           -            -         -          -                 -             -        -         1,084
   409       -           -           -            -         -          -                 -             -        -           -
   426.1     294          52         -            -           7          2                2            -        -           -
   427       -           -           828          -         -          -                 -             -        -           -
   430       -           -           -            -         -          -                 -             -        -           -
   431       -           -           201          -         -          -                 -             -        -           -
        -------     --------    --------      ------    -------   --------          --------      -------   ------      ------
Total
Expenses101,332      40,576     223,115        7,332    18,263     40,492            37,916        13,391   26,369       5,644
   421      435         150         368           27        67        149               341            49      113          21
        -------     -------     ---------      -----    ------     ------          --------        ------   ------      ------

TOTAL
COSTS   101,767      40,726     223,483        7,359    18,330     40,641            38,257        13,440   26,482       5,665
        =======     =======    ========       ======    ======     ======            ======        ======   ======       ======



(  ) Denotes Red Figure.






                                                                                                                    23
                                        ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                         ------------------------------

                                        For the Year Ended December 31, 2002
                                                           ----------------
                                                  (Thousands of Dollars)

                                        DEPARTMENTAL ANALYSIS OF SALARIES
                                        ---------------------------------
                                                 ACCOUNT 920

                                          DEPARTMENTAL SALARY EXPENSE
                                          ----------------------------

NAME OF DEPARTMENT                                   INCLUDED IN AMOUNTS BILLED TO                      PERSONNEL
------------------                                   ------------------------------                      ---------
Indicate each department                 TOTAL       PARENT         OTHER              NON-               END OF
or service function                      AMOUNT      COMPANY      ASSOCIATES        ASSOCIATES             YEAR
                                         ------      -------      ----------        ----------           ---------


Administration and General                  25,220         1,516         23,518             186               -

Corporate Counsel                            9,029         1,009          7,961              59                52

Customer Service                             7,262             2          7,260             -                  90

Engineering                                 85,597           694         84,247             656               578

Executive                                    6,577           920          5,657             -                   6

External Affairs                             6,652         2,714          3,938             -                  43

Finance & Accounting                        21,713         4,908         16,074             731               178

Generation Services                         68,477         5,427         62,946             104               601

Human Resources                             24,509            29         24,340             140               237

Information Resources                       84,522           351         84,036             135               963

Internal Auditing                            6,223           380          5,843             -                  62

Marketing                                    8,789           155          8,634             -                  73

Procurement & Materials                      5,824            27          5,691             106                53

Research & Environmental
  Affairs                                   12,341            28          7,275           5,038               109

Southern Company Gas                         1,247           -            1,247             -                  31

System Air                                   4,781           282          4,499             -                  53

Transmission Planning                       18,951           -           18,027             924               175
                                        ----------  ------------     ----------        --------          --------

      TOTAL                                397,714        18,442        371,193           8,079             3,304
                                          ========       =======       ========          ======            ======





24
                                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                 ------------------------------

                                For the Year Ended December 31, 2002
                                                   -----------------
                                         (Thousands of Dollars)

                                        OUTSIDE SERVICES EMPLOYED
                                        -------------------------

                                                ACCOUNT 923

INSTRUCTIONS:    Provide a breakdown by sub-account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.

                                                                               RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       -------------              ------

Legal Services
--------------

Baker & Hostetler, LLP                    Legal Services                                     NA            1,703
Balch & Bingham, LLP                      Legal Services                                     NA            7,340
Bouhan, Williams & Levy, LLP              Legal Services                                     NA              350
Dewey Ballantine                          Legal Services                                     NA              331
Dorsey & Whitney                          Legal Services                                     NA              727
Edison Electric Institute                 Legal Services                                     NA              527
Hopping, Green & Sams                     Legal Services                                     NA              115
Hunton & Williams                         Legal Services                                     NA            3,059
King & Spalding                           Legal Services                                     NA              379
McNatt & Greene                           Legal Services                                     NA              213
Troutman, Sanders, LLP                    Legal Services                                     NA            8,241
Vinson & Elkins                           Legal Services                                     NA              408
Wilmer, Cutler & Pickering                Legal Services                                     NA              278


Fifty-Three Other Items Less
    than $100,000                                                                            NA              487
                                                                                                         -------
                                              Subtotal - Legal Services                                   24,158
                                                                                                          ------

Auditing Service
Deloitte & Touche, LLP                    Audit Services                                     NA            1,966

Two Other Items Less
    than $100,000                                                                            NA              126
                                                                                                         -------

                                              Subtotal - Auditing Services                                 2,092
                                                                                                          ------

(Continued on Page 24A)





                                                                                                               24A
                                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                 ------------------------------

                                For the Year Ended December 31, 2002
                                                   -----------------
                                         (Thousands of Dollars)

                                        OUTSIDE SERVICES EMPLOYED
                                        -------------------------

                                                ACCOUNT 923

INSTRUCTIONS:   Provide a breakdown by sub-account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       -------------              ------


Engineering Services
--------------------
ADECCO Services                           Temporary Services                                   NA            543
Airco Industrial Contractors, Inc.        Contract Engineering Serv.                           NA            142
Alstom Power, Inc.                        Contract Engineering Serv.                           NA            247
Amec E&C Svcs., Inc.                      Contract Engineering Serv.                           NA            850
Applied Control Systems, Inc.             Contract Engineering Serv.                           NA            210
BE&K Engineering Co.                      Contract Engineering Serv.                           NA         19,060
Bechtel Power Corp.                       Contract Engineers-Constructors                      NA          4,206
Caddell Construction Co., Inc.            Construction Services                                NA            135
CB & A Project Management Serv.           Project Management                                   NA            621
Energy Design & Control Serv., Inc.       Contract Engineering Serv.                           NA            231
Gecoh Exploration, Inc.                   Contract Engineering Serv.                           NA            253
Global Supply Group, Inc.                 Contract Engineers-Constructors                      NA            188
NWL                                       Contract Engineering Serv                            NA            190
Parsons Energy & Chemicals
    Group, Inc.                           Inspection Services                                  NA            472
Sandwell Engineering, Inc.                Contract Engineering Serv.                           NA            260
Siemens Westinghouse                      Power Systems Development                            NA            252
Southern Research Institute               Power Systems Development-DOE                        NA          1,344
Space Science Services, Inc.              Inspection Services                                  NA            108
Superheat Services, Inc.                  Contract Engineering Serv.                           NA            378
The E Group                               Project Management                                   NA            180
The M.W. Kellogg Co.                      Contract Engineering Serv.                           NA            332
Think Resources, Inc.                     Contract Engineering Serv.                           NA          1,063
TMP Worldwide, Inc.                       Contract Engineering Serv.                           NA          1,208
United Dynamics Corp.                     Inspection Services                                  NA            229
Universal Resources, Inc.                 Contract Engineering Serv.                           NA          1,958
Vital Inspection Professionals            Inspection Services                                  NA            532


One Hundred, Twenty-Nine Other Items
    Less than $100,000                                                                         NA          1,534
                                                                                                         -------

                                          Subtotal - Engineering Services                                 36,726
                                                                                                         -------

(Continued on Page 24B)





24B
                                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                ------------------------------

                                        For the Year Ended December 31, 2002
                                                          -----------------
                                                (Thousands of Dollars)

                                        OUTSIDE SERVICES EMPLOYED
                                        -----------------------
                                                ACCOUNT 923


INSTRUCTIONS:     Provide a breakdown by sub-account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the  sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       ---------------            ------

Other Services

A.W. Hutchinson & Assoc., LLC             Construction Services                                NA            143
ABB Power T&D Co., Inc.                   Consulting Services                                  NA            157
Accenture                                 Consulting Services                                  NA          4,923
Acxiom Corporation                        Information Technology Services                      NA            121
ADECCO Technical, Inc.                    Programming Services                                 NA            406
ADECCO USA, Inc.                          Temporary Services                                   NA          1,248
ADP Investor Communication Serv.          Investor Relations                                   NA            413
Alabama Power Company                     Project Support                                      A          11,371
Alliance Technical Serv., Inc.            Programming Services                                 NA            210
Analysis Group Economics                  Consulting Services                                  NA            158
Ann Randazzo                              Consulting Services                                  NA            127
AON Consulting, Inc.                      Personnel Services                                   NA            249
Artemis International Solutions           Information Technology Services                      NA            207
Arthur Andersen, LLP                      Consulting Services                                  NA            511
Aspen Technology, Inc.                    Information Technology Services                      NA            107
Atmospheric Research &
    Analysis, Inc.                        Consulting Services                                  NA          2,013
Auburn University                         Research and Development                             NA            126
Automatic Data Processing                 Investor Relations                                   NA            271
Barbour, Griffith & Rogers                Consulting Services                                  NA            247
Barry A. Williamson, P.C.                 Consulting Services                                  NA            126
Bearing Point                             Consulting Services                                  NA            487
Black Box Network Services                Telecommunications Services                          NA            101
Blankenship & Seay
    Consulting                            Consulting Services                                  NA            265
Boston Consulting Group, Inc.             Consulting Services                                  NA            680
Bowne of Atlanta, Inc.                    Stockholder Services                                 NA            332
Buck Consultants, Inc.                    Financial Services                                   NA            561
Burns International Security              Security Services                                    NA            412
Caddell Construction Co.                  Construction Services                                NA          1,332
Carter & Associates                       Property Management                                  NA            325
Cauthen & Associates                      Consulting Services                                  NA            177
CCC/The Mentoring Group                   Consulting Services                                  NA            188
CES International, Inc.                   Software Consulting Services                         NA            157
Checkfree Corporation                     Consulting Services                                  NA            167
CMI                                       Marketing Services                                   NA            192
Commerce One                              Software Consulting Services                         NA            138
Compass America, Inc.                     Consulting Services                                  NA            277


(Continued on page 24C)






                                                                                                               24C
                                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                 ------------------------------
                                For the Year Ended December 31, 2002
                                                    ----------------
                                        (Thousands of Dollars)

                                        OUTSIDE SERVICES EMPLOYED
                                         ------------------------

                                   ACCOUNT 923


INSTRUCTIONS:   Provide a breakdown by sub-account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       ----------------           ------

Comprehensive Computer
  Consulting, Inc.                        Information Technology Services                      NA          6,459
Computer Technology Solutions, Inc.       Information Technology Services                      NA            298
COMSYS                                    Information Technology Services                      NA            314
Consumermetrics, Inc.                     Consulting Services                                  NA            205
Corporate Temps 2000                      Personnel Services                                   NA            128
Creative Financial Group, Inc.            Financial Services                                   NA            237
Czarnowski                                Consulting Services                                  NA            131
Dean & Company Strategy
    Consultants, Inc.                     Consulting Services                                  NA            220
Deloitte & Touche LLP                     Consulting Services                                  NA            337
Dewey Ballantine                          Financial Services                                   NA            567
Diversiplex, Inc.                         Consulting Services                                  NA            150
Documentum, Inc.                          Information Technology Services                      NA            163
Doozer Software, Inc.                     Software Consulting Services                         NA            164
Drotter Human Resources, Inc.             Consulting Services                                  NA            176
Dun & Bradstreet                          Software Consulting Services                         NA            106
Edelman Public Relations World            Public Relations Services                            NA            103
Electric Power Research
    Institute                             Research and Development                             NA          1,968
Electricity Reform Accountability
    Project                               Consulting Services                                  NA            600
Embarcadero Technologies, Inc.            Information Technology Services                      NA            131
Energy Sciences Group, Inc.               Consulting Services                                  NA            137
Equifax Credit Info. Serv.                Credit Information Services                          NA            635
Ernst & Young, LLP                        Consulting Services                                  NA            127
Everett Environmental, Inc.               Environmental Services                               NA            119
Financial Engineering
    Associates, Inc.                      Software Consulting Services                         NA            118
Fitch, Inc.                               Financial Services                                   NA            142
FMI Corporation                           Consulting Services                                  NA            384
Fusive.Com Corp                           Software Consulting Services                         NA            103
GCI Group                                 Public Relations Services                            NA            276
GE Energy Management Serv., Inc.          Information Technology Services                      NA            217
GE Purchase Card Services                 Financial Services                                   NA            230
General Physics Corporation               Information Technology Services                      NA            427
Georgia Power Company                     Project Support                                      A           8,554
Gulf Power Company                        Project Support                                      A           1,259


(Continued on page 24D)






24D
                                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                 ------------------------------

                                For the Year Ended December 31, 2002
                                                    ----------------
                                        (Thousands of Dollars)

                                        OUTSIDE SERVICES EMPLOYED
                                         -----------------------

                                                 ACCOUNT 923


INSTRUCTIONS: Provide a breakdown by sub-account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       ----------------           ------

Hawthorn Group                            Consulting Services                                  NA          2,188
Henwood Energy Services, Inc.             Consulting Services                                  NA            239
Hewitt Associates                         Personnel Services                                   NA          5,990
Hewlett-Packard Company                   Information Technology Services                      NA            106
Hire.Com, Inc.                            Personnel Services                                   NA            136
Innovative Combustion
    Technologies, Inc.                    Consulting Services                                  NA            112
Intelligent Technology Systems            Information Technology Services                      NA            147
Interland, Inc.                           Information Technology Services                      NA            117
JANX                                      Consulting Services                                  NA            125
Keith Bissell                             Consulting Services                                  NA            175
KPMG, LLP                                 Consulting Services                                  NA            157
Liebman & Associates, Inc.                Research and Development                             NA            124
Lucid Partners, Inc.                      Investor Relations                                   NA            112
M&D Power Constructors, Inc.              Construction Services                                NA          2,031
Market Solutions Group, Inc.              Marketing Services                                   NA            118
Matrix Resources, Inc.                    Consulting Services                                  NA            378
McDermott, Will & Emery                   Consulting Services                                  NA            472
Merrill Lynch Trust Company               Financial Services                                   NA            825
Merrill Lynch Pierce Fenner
    & Smith, Inc.                         Financial Services                                   NA            388
Mesa Solutions, Inc.                      Consulting Services                                  NA            279
Microsoft Services                        Information Technology Services                      NA            697
Mississippi Power Company                 Project Support                                      A             507
Mobile Data Solutions                     Information Technology Services                      NA            137
Moody's Investor Services                 Financial Services                                   NA            433
MRO Software, Inc.                        Software Consulting Services                         NA            337
MW Consulting                             Consulting Services                                  NA            166
Netiq Corporation                         Information Technology Services                      NA            116
New York Stock Exchange, Inc.             Financial Services                                   NA            446
Open Access Technology
    International, Inc.                   Information Technology Services                      NA            142
ORACLE Corporation                        Software Consulting Services                         NA            505
PA Consulting Services, Inc.              Consulting Services                                  NA            346
Pantellos Group Limited Partnership       Procurement Services                                 NA            369
Partnersolve Consulting, LLC              Consulting Services                                  NA            531
Peoplesoft, Inc.                          Software Consulting Services                         NA            740
Platts                                    Information Technology Services                      NA            213
Population Research Systems               Consulting Services                                  NA            112
Pricewaterhouse Coopers, LLP              Software Consulting Services                         NA            347


(Continued on page 24E)






                                                                                                               24E
                                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                 ------------------------------

                                 For the Year Ended December 31, 2002
                                                     -----------------
                                        (Thousands of Dollars)

                                        OUTSIDE SERVICES EMPLOYED
                                         -----------------------

                                                ACCOUNT 923


INSTRUCTIONS:  Provide a breakdown by sub-account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       ----------------           ------

R.L. Industries, Inc.                     Construction Services                                NA            137
R.M. Services, Inc.                       Consulting Services                                  NA            236
R.W. Beck, Inc.                           Financial Services                                   NA            373
Robert T. Cobb                            Consulting Services                                  NA            197
Savannah Electric & Power Co.             Project Support                                      A             225
Science Applications
    International, Corp.                  Information Technology Services                      NA            137
Scott, Madden & Associates, Inc.          Consulting Services                                  NA            879
Setrans                                   Consulting Services                                  NA            270
Sideview Partners                         Consulting Services                                  NA            236
Siemens Westinghouse                      Research and Development                             NA            160
Sitel Corporation                         Consulting Services                                  NA            766
Skillsoft Corporation                     Software Consulting Services                         NA            106
Software House International, Inc.        Information Technology Services                      NA            269
Southern Company Energy Solutions         Project Support                                      A             157
Southern Nuclear                          Project Support                                      A             124
Southern Research Institute               Consulting Services                                  NA            105
SPL Worldgroup, Inc.                      Information Technology Services                      NA            225
Sprint E/Solutions                        Information Technology Services                      NA            315
Standard & Poor's Corporation             Financial Services                                   NA            133
Sun Microsystems, Inc.                    Information Technology Services                      NA            426
Synergis                                  Software Consulting Services                         NA          1,160
System Architechs, Inc.                   Software Consulting Services                         NA            175
Systems Applications Intl                 Consulting Services                                  NA            305
TATA Consultancy Services                 Information Technology Services                      NA            220
Tech Providers, Inc.                      Personnel Services                                   NA            115
Teksystems                                Information Technology Services                      NA            854
The New Power Company                     Consulting Services                                  NA            149
The North Highland Company, Inc.          Consulting Services                                  NA            160
The Pennsylvania State University         Research and Development                             NA            107
The Renkes Group, Ltd.                    Consulting Services                                  NA            100
The Smith-Free Group                      Consulting Services                                  NA            183
The Tiger Group, Inc.                     Information Technology Services                      NA            108
Thomson Financial / Carson                Financial Services                                   NA            136
Time and Money Consulting, Inc.           Consulting Services                                  NA            104
TQS Research, Inc.                        Market Research Studies                              NA            116


(Continued on page 24F)






24F
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2002
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:    Provide a breakdown by sub-account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       ----------------           ------

Veritas Software                          Software Consulting Services                         NA            106
W.S. Hinton & Associates                  Research and Development                             NA            102
Waller, Lansden, Dortch & Davis           Consulting Services                                  NA            119
Wipro                                     Information Technology Services                      NA            203
Wyndam Mills International                Personnel Services                                   NA            105
Z Solutions                               Consulting Services                                  NA            116

    1,158 Other Items Less Than $100,000                                                       NA         15,129
                                                                                                         -------

                                          Subtotal - Other Services                                       99,821
                                                                                                         -------

                                                         TOTAL                                           162,797
                                                                                                         =======


25
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2002
                             (Thousands of Dollars)

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                        AMOUNT
-----------                                                       ------

Pensions                                                         (9,161)

Early Retirement Benefits                                            883

Flexible Credit Benefits - Company Contributions                  17,104

Post Retirement Medical Benefits                                   7,859

Post Retirement Life Benefits                                      3,273

Post Employment Benefits                                              -

Minority Scholarship Program                                          32

Educational Assistance Plan                                          305

Employee Savings Plan/ESOP - Company Contribution                 11,197

Employee Health and Physical Examinations                             51

Other (Employees' Professional Fees and
    Other Employee Fringe Benefits)                                  143
                                                                 -------

    TOTAL                                                         31,686
                                                                 =======


( ) Denotes red figure.

                                                                           26
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                          GENERAL ADVERTISING EXPENSES
                          ---------------------------

                                  ACCOUNT 930.1


INSTRUCTIONS:   Provide a listing of the amount included in Account
                930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


In the past, advertising expenses were paid directly by the Southern Company. In 1999, however, Southern Company Services began to reflect these expenses on its books. While these costs are billed to the holding company, the change was made to recognize the Service Company's role in managing these expenses and to add efficiency to the operations of the company. 2002 advertising expenses are as follows:


NAME OF PAYEE                               DESCRIPTION                                       AMOUNT
-------------                               -----------                                       ------

Assn. of National Advertisers, Inc.         Corporate Branding                                    11
Atlanta Braves                              Sports Marketing                                     577
B. Hannah, LLC                              Sports Marketing                                      30
Billy Andrade                               Sports Marketing                                      62
Bobby Dodd Coach of the Year                Sports Marketing                                     160
Capital Sign                                Corporate Branding                                    10
Catering on the Green                       Sports Marketing                                       8
Fitzgerald & Co.                            Corporate Branding                                 9,232
Fortune Magazine                            Corporate Branding                                   106
GCI Group                                   Corporate Branding                                    73
Georgia Public Broadcasting                 Corporate Branding                                    61
Georgia State University Athletic Assoc.    Sports Marketing                                      15
Golf's Greatest Moments                     Sports Marketing                                      45
Graves Ventures, LLC                        Sports Marketing                                      80
Grey Worldwide Atlanta                      Corporate Branding                                   804
Joe Inman, Inc.                             Sports Marketing                                     197
Lattimer Moffitt Communication              Corporate Branding                                   510
Lippincott & Margulies                      Corporate Branding                                    10
Ontelcom, Inc.                              Corporate Branding                                    28
PGA Tournament Corporation, Inc.            Sports Marketing                                   2,624
Publishers' Alliance Corporation            Corporate Branding                                    27
Radio & Television News Directory           Corporate Branding                                     3
Stewart Cink                                Sports Marketing                                      88
Sun Mountain                                Sports Marketing                                      17
Turner South                                Corporate Branding                                 1,168
WPBA TV                                     30Corporate Branding                                  40

                                            All other Items less than $3,000                     (15)
                                                                                              ------

                                            TOTAL                                             15,971
                                                                                              ======

( ) Denotes red figure.


27
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2002
                                         ----------------
                             (Thousands of Dollars)

                         MISCELLANEOUS GENERAL EXPENSES
                         ------------------------------

                                  ACCOUNT 930.2


INSTRUCTIONS:   Provide a list of the  amount  included  in Account  930.2,  "Miscellaneous  General  Expenses",
                classifying  the items  according to their  nature.  Payments and expenses  permitted by Section
                321 (b) (2) of the  Federal  Election  Campaign  Act, as amended by Public Law 94-284 in 1976 (2
                U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                                                                AMOUNT
-----------                                                                                                ------


Employee Training                                                                                           3,573

Expenses of SCS Employees Located at Operating Co.                                                          3,347

Meals, Lodging, & Incidentals Related to
  Meetings & Conferences                                                                                    6,070

Dues and Memberships                                                                                        1,834

Recruiting, Interviewing, & Placement
  of Employees                                                                                                222

Other General Expenses *                                                                                   (2,407)
                                                                                                         --------

    TOTAL                                                                                                  12,639
                                                                                                          =======


* Credit includes expenses transferred to CWIP and funds received for transmission impact and facilities studies.




( ) Denotes red figure.

                                                                          28
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                         ------------------
                             (Thousands of Dollars)

                                      RENTS

                                   ACCOUNT 931


INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                   AMOUNT
-----------                                                   ------

Office Rents                                                  24,075

Computer and Other Data Processing Equipment Rental           29,359

IR Equipment - Capital Lease                                     532

Software                                                       2,920

All Other (Automobile, Office Furniture & Equipment,
    Miscellaneous Storage, Equipment Rental & Aircraft)        5,124
                                                             -------


    TOTAL                                                     62,010
                                                             =======

29
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------

                      For the Year Ended December 31, 2002
                                        ------------------
                             (Thousands of Dollars)

                          TAXES OTHER THAN INCOME TAXES
                          -----------------------------

                                   ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account  408,  "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                      AMOUNT
-----------                                                      ------


Other Than U.S. Government Taxes

    State Unemployment                                           142

    City/Business License Tax                                    -

    Property and Other City and State                          2,421
                                                               -----

         Subtotal - Other                                      2,563
                                                               -----


U.S. Government Taxes

    Federal Insurance Contributions Act                       22,658

    Federal Unemployment                                         229
                                                             -------

         Subtotal - U.S. Government                           22,887
                                                             -------


    TOTAL                                                     25,450
                                                              ======



                                                                                                               30
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                    DONATIONS
                                    ---------

                                  ACCOUNT 426.1

INSTRUCTIONS:   Provide a listing of the amount included in Account 426.1,  "Donations",  classifying  such expenses by its purpose.  The  aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION                         AMOUNT
-----------------                                              -------------------                         ------

Alabama A&M University                                         Civic & Charitable                              10
American Forest Foundation                                     Civic & Charitable                              35
American Legislative Exchange Council                          Support of Program                               7
Americans for Balanced Energy Choices                          Support of Program                           1,000
Atlanta University Center                                      Civic & Charitable                              10
Auburn University Foundation                                   Civic & Charitable                               6
Auburn University Foundation                                   Educational Matching                            10
Birmingham Area Chamber of Commerce                            Civic & Charitable                               4
Birmingham Museum of Art                                       Civic & Charitable                              12
Business Institute for Political Analysis                      Support of Program                              10
Cancer Research Foundation of America                          Support of Program                               5
Capital Associates International, Inc.                         Civic & Charitable                              10
Chick-Fil-A Peach Bowl                                         Civic & Charitable                               7
Coach Fran Charities, Inc.                                     Civic & Charitable                              15
Congressional Black Caucus Foundation                          Civic & Charitable                              35
Democratic Congressional Campaign
    Committee Building Fund                                    Support of Program                              25
Democratic National Committee
    Building Fund                                              Support of Program                             135
Democratic Senatorial Campaign
    Committee Building Fund                                    Support of Program                              30
Eisenhower Center Building Fund                                Support of Program                             180
Emory University                                               Educational Matching                             3
Ford's Theatre Society                                         Civic & Charitable                              30
Fort Valley State University                                   Educational Matching                             4
Franklin Inaugural 2002                                        Civic & Charitable                              25
Friendship Volunteer Fire Department                           Civic & Charitable                              16
Georgia Institute of Technology                                Educational Matching                            21
Georgia State University Foundation                            Civic & Charitable                             100
Greater Alabama Council - Boy Scouts of America                Civic & Charitable                               9
Greater New York Councils                                      Civic & Charitable                               5
Harvard University                                             Civic & Charitable                              10
Horton's Kids, Inc.                                            Civic & Charitable                               3
Independent Women's Forum                                      Civic & Charitable                               5
Junior Achievement of Greater Birmingham, Inc.                 Civic & Charitable                               6
Kennedy Center                                                 Civic & Charitable                               8
MBA Games for Special Olympics                                 Civic & Charitable                               5
Metro Atlanta Chamber of Commerce                              Civic & Charitable                              14
Mississippi State University                                   Educational Matching                             5




30A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                    DONATIONS
                                    ----------

                                  ACCOUNT 426.1

INSTRUCTIONS:   Provide a listing of the amount included in Account 426.1,  "Donations",  classifying  such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION                         AMOUNT
-----------------                                              -------------------                         ------

National Fish & Wildlife Foundation                            Civic & Charitable                             250
National Kidney Foundation                                     Civic & Charitable                              15
National Minority Junior Golf Scholarship, Assn.               Civic & Charitable                               4
National Multiple Sclerosis Society                            Support of Program                               5
National Press Foundation                                      Civic & Charitable                               6
National Republican Congressional
    Committee Building Fund                                    Support of Program                              30
National Republician Senatorial Committee
    Building Fund                                              Support of Program                             100
National Wild Turkey Federation                                Support of Program                              10
Open Fairways                                                  Civic & Charitable                               8
Public Affairs Council                                         Civic & Charitable                               3
Rebuilding Together Atlanta                                    Civic & Charitable                               3
Savannah State University                                      Civic & Charitable                              18
Smithsonian Institution                                        Civic & Charitable                              25
Southern Company Charitable Foundation                         Civic & Charitable                             500
Southern Governors' Association                                Support of Program                               5
Taste of the South                                             Support of Program                              10
Tennessee Technological University                             Civic & Charitable                               3
The 2002 President's Dinner Building Fund                      Support of Program                             100
The Bayou Jesters                                              Support of Program                               5
The Capstone Foundation                                        Civic & Charitable                               4
The Carter Center                                              Civic & Charitable                              97
The Choral Arts Society of Washington                          Civic & Charitable                               4
The Delay Foundation Golf Invitational                         Civic & Charitable                              21
The Foundation for Hospital Art                                Civic & Charitable                               8
The Ivy Inter-American Foundation                              Civic & Charitable                               5
The Joseph Sams School                                         Civic & Charitable                               5
The University of Alabama                                      Educational Matching                            18
U.S. Capitol Historical Society                                Civic & Charitable                               5
U.S. Chamber Institute for Legal Reform                        Civic & Charitable                           1,000
United Way                                                     Civic & Charitable                             160




                                                                                                               30B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------
                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS:   Provide a listing of the amount included in Account  426.1,  "Donations",  classifying  such expenses by its purpose.  The aggregate  number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION                         AMOUNT
-----------------                                              -------------------                         ------

University of Alabama                                          Educational Matching                            11
University of Georgia                                          Educational Matching                             5
USA Gymnastics 2003 Junior Olympics                            Civic & Charitable                              10
Utility Business Education Coalition                           Civic & Charitable                              25
Waterfall Committee                                            Civic & Charitable                              12
Wolf Trap Foundation for the Performing Arts                   Civic & Charitable                               5
YWCA of Birmingham Capital Campaign                            Civic & Charitable                               5



71  Other Items (Less than $3,000)                             Civic & Charitable                              63

79  Other Items (Less than $3,000)                             Employee Matching Gift                          34

2   Other Items (Less than $3,000)                             Support of Program                               1
                                                                                                            -----


    TOTAL                                                                                                   4,413
                                                                                                            =====

31
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2002
                                        ------------------
                             (Thousands of Dollars)

                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
                  "Other Deductions",  classifying such expenses
                   according to their nature.


DESCRIPTION                  NAME OF PAYEE                   AMOUNT
-----------                  -------------                   ------



NOT APPLICABLE

                                                                           32
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2002
                                         ----------------
                             (Thousands of Dollars)

                                 SCHEDULE XVIII
                                 --------------

                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:              The space below is provided for important notes
                           regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on Page 17



33
                                     ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                      ------------------------------

                                                    ORGANIZATION CHART
                                                    ------------------

                                      Chairman, President and Chief Executive Officer
                                                     Southern Company

President          Exec VP-               Exec VP-            Sr. VP         Exec. VP, &           Exec VP &
Southern Co.        Chief                 External            Internal       CFO &                 General
Generation &        Marketing             Affairs             Auditing       Treasurer             Counsel
Energy Mkt.         Officer

VP SCS &            VP Product            VP Corporate                       Sr. VP-               VP and Sr.
So. Power           Management            Communication                      Comptroller           Counsel
CFO                                                                          & CFO

Exec. VP            VP Marketing          VP Govern-                         Sr. VP -              VP & Assoc
Engineering &       Services              mental Affairs                     Finance               General
Construction                                                                                       Counsel
Services                                                                                           (3 Positions)

VP Fossil/Hydro     Director              VP Supply                          Assistant             Policy &
Eng., Procurement   Customer              Chain                              Treasurer             Planning
and Construction    Service               Management                         & Director            Director
                                                                             Trust Finance

Sr. VP Research                                                              Director -            VP -
                                                                             Risk                  Corporate
Environmental                                                                Management            Secretary &
Affairs                                                                                            Assoc
                                                                                                   General
                                                                                                   Counsel

Executive VP -                                                                                     Sr. VP -
Generation                                                                                         Chief
                                                                                                   Transmission
                                                                                                   Officer
Sr. VP Energy
Marketing                                                                                          Sr. VP - Transmission
                                                                                                   Planning &
                                                                                                   Operations

VP Business                                                                                        VP -Transmission
Development                                                                                        Planning,  Policy
                                                                                                   & Support



VP Fleet                                                                                           Sr. VP -
Operations                                                                                         Chief Information
and Trading                                                                                        Officer


VP Generation                                                                                      Chief
Planning and                                                                                       Information
Development                                                                                        Officers'
                                                                                                   (4 Positions)

VP Fuel Services                                                                                   VP - Com -
                                                                                                   putting &
                                                                                                   Networking
                                                                                                   Services

                                                                                                   Sr. VP
                                                                                                   Human
                                                                                                   Resources

Exec. VP & Chief                                                                                   VP - Compensation
Production Officer                                                                                 and Benefits

VPs Senior                                                                                         VP -
Production Officers                                                                                Employee
(5 Positions)                                                                                      Relations &
                                                                                                   Assoc.
                                                                                                   General
                                                                                                   Counsel

VP Technical
Services



34
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

                              METHODS OF ALLOCATION
                              ----------------------

SCS uses statistics based on a single year with a one-year lag; therefore, 2002 allocations were based on 2000 statistics. In order to equitably allocate to Southern Company Gas, a new operating affiliate that began operations in 2002, SCS used a projection of 2002 annualized statistics to calculate their relative distribution.

     1.     Load Basis
            ----------

            Each Client Operating Company, other than Southern Electric Generating Company (SEGCO), was charged that percentage of the total Service Company charges to be distributed by this method which its annual operating area territorial load and firm commitments are of the total annual operating area territorial load and firm commitments of Southern Company, defined as total energy generated plus energy received minus energy delivered plus firm wholesale commitments.

     2.     Customer Basis
            --------------

            Each Client Operating Company, other than SEGCO and Southern Power, was charged that percentage of the total Service Company charges to be distributed by this method which its number of year-end customers is of the total number of customers of Southern Company, other than the excluded affiliates.

     3.     Employee Basis
            --------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of year-end employees is of the total number of employees of all Client Companies. Employee groups not benefiting from particular services are not included in every allocation.

     4.     Financial Basis
            ---------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its average of the percentages of net fixed assets, operating expenses and operating revenue sources is to the total Client Company net fixed assets, operating expenses and operating revenue of Southern Company.

     5.     Fossil Fuel Generation Basis
            ----------------------------

            Each Client Operating Company was charged that percentage of the total Service Company charges to be distributed by this method which its generation from fossil fuel sources is to the total generation from fossil fuel sources of Southern Company.

     6.     Fossil and Hydro Capacity Basis
            -------------------------------

            Each Client Operating Company was charged the factor determined by dividing the total fossil and hydro generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil and hydro generating capacity for Southern Company.

     7.     Fossil Capacity Basis
            ---------------------

            Each Client Operating Company was charged the factor determined by dividing the total fossil generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil generating capacity for Southern Company.

                                                                           34A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

                              METHODS OF ALLOCATION
                               --------------------

     8.     Insurance Premium Basis
            -----------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its applicable insurance premiums is to the total applicable insurance premiums of Southern Company.

     9.     Salary Basis
            ------------

            Each client company was charged that percentage of the total Service Company charges to be distributed by this method which its amount of historical SCS billed labor is to the total SCS billed historical labor of all applicable companies. In addition, overhead charges are allocated to the applicable companies based on actual labor charges in the current period.

    10.     Capitalization (Southern System Basis)
            --------------------------------------

            Each Client Company was charged in the ratio of such Client Company's total capitalization to the sum of the total capitalization of all Client Companies.

    11.     Personal Computers Basis
            ------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of PCs is to the total PCs for Southern Company.

    12.     Market-Based Equity
            -------------------

            Each Client Company was charged in the ratio of such company's total book equity, adjusted to fair market value, to the sum of the total market-based equity of all Client Companies.

    13.     System Aircraft
            ---------------

            Passengers on system aircraft were charged a rate based on comparable, non-discounted commercial fares for the itinerary flown. Residual expenses not billed to client companies through the commercial fares were allocated to all associate companies as an availability fee based on the number of executives with call out authority at each company.

                                                                         35
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
          ----------------------------------------------------------

The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2002:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Company Services is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Company Services does not bill its associate client companies for compensation of equity capital.

In 2002, Southern Company Services initiated short-term borrowing exclusively from the Southern Company; other outside banking institutions were not used. The interest rates on these borrowings ranged from 4.99% to 5.29%. Interest in the amount of $89,082 was accrued on the Southern Company borrowing and was billed to the client companies.

As of December 31, 2002, Southern Company Services reflected long-term debt outstanding from various institutions in the amount of $44,542,800. The interest rates on these borrowings ranged from 7.25% to 7.625%. Interest of $4,068,457 was accrued and billed to the client companies. Other long-term debt related to capitalized leases in the amount of $15,881,714 was outstanding. The interest rates on these capitalized leases ranged from 4.59% to 8.00%. Interest of $200,904 was accrued and billed to the client companies.

In addition, during 2002, Southern Company Services incurred other interest of $1,856,052 related to the Transmission Access deposits, and $25,940 related to Miscellaneous Expenses.

All interest was billed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts. The interest on total service company indebtedness was billed to the associate and non-associate companies as follows:

         The Southern Company                                $  353,835
         Alabama Power Company                                1,589,825
         Georgia Power Company                                2,304,173
         Gulf Power Company                                     336,809
         Mississippi Power Company                              304,016
         Savannah Electric & Power Company                      104,051
         Southern Electric Generating Company                    39,999
         Southern Nuclear Operating Company, Inc.               682,940
         Southern Company Energy Solutions, LLC                  31,337
         Southern Company Holdings, Inc.                         20,925
         Southern Management Development                         23,387
         Southern Communications Services, Inc.                  42,511
         Southern Electric Railroad Company                       1,411
         Southern Power Company                                 197,383
         Southern Telecom Inc.                                   17,529
         Southern Company Gas, LLC                               37,235
         Non-associate Companies                                153,069
                                                             ----------

                                                             $6,240,435
                                                             ==========

36
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2002
                                        ------------------










                                SIGNATURE CLAUSE

                   Pursuant to the requirements of the Public
              Utility Holding Company Act of 1935 and the rules and
              regulations of the Securities and Exchange Commission
               issued thereunder, the undersigned company has duly
              caused this report to be signed on its behalf by the
                 undersigned officer thereunto duly authorized.

                        Southern Company Services, Inc.
                        -------------------------------
                           (Name of Reporting Company)


                        By: /s/W. Dean Hudson
                          -------------------------------
                         (Signature of Signing Officer)

                      W. Dean Hudson, Senior Vice President, Comptroller
                           and Chief Financial Officer
                     (Printed Name and Title of Signing Officer)


                      Date:  April 30, 2003